[Katten Muchin Rosenman LLP Letterhead]

December 8, 2006

Via EDGAR and Federal Express

Ms. Michele Anderson Legal Branch Chief United States Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3720

Re:	TransTech Services Partners Inc. Amendment No. 2 to Registration Statement on Form S-1 Originally Filed on October 19, 2006 File No. 333-138080

Dear Ms. Anderson:

On behalf of TransTech Services Partners Inc. (the “Registrant”), we are filing electronically Amendment No. 2 to Registration Statement on Form S-1 originally filed on October 19, 2006 and amended pursuant to Amendment No. 1 to the Registration Statement on Form S-1 filed on November 22, 2006. Amendment No. 2 reflects the responses to the comment letter dated December 5, 2006 (“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. The following are responses to your comments which are furnished as supplemental information and not as part of the amendment.

We are providing to you under separate cover two copies of Amendment No. 2 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Ms. Michele Anderson
December 8, 2006

General

1.  We note that you intend to file your legal opinion by amendment. Please note that we may have comments on the opinion when filed, such that you should leave sufficient time prior to requesting effectiveness.

The Registrant has filed the legal opinion as Exhibit 5.1 to Amendment No. 2. Enclosed please find a copy of said opinion.

Use of Proceeds—page 35

2.  We note your response to Comment 14. It appears that because you are going to repay the loan with proceeds from the offering, you should include the amount to be repaid as a separate line item under “Offering and Private Placement Expenses,” as opposed to footnote disclosure. Please revise or advise.

The Registrant has reviewed and considered the Staff’s comment, but respectfully submits to the Staff that the Registrant does not believe that it would be appropriate to include the $125,000 loan from the sponsors in the body of the table under “Offering and Private Placement Expenses,” as opposed to the footnote disclosure. However, the Registrant has revised the Prospectus to clarify the footnote disclosure 1 on page 35 and the disclosure in the third full paragraph on page 37.

Footnote 1 on page 35 and the third full paragraph on page 37 have been revised to clarify that the purpose of the loan is to provide cash for the payment of certain of the Registrant’s offering expenses which will be, or have been, paid by the sponsors on behalf of the Registrant prior to the completion of the offering. These offering expenses include SEC registration fee, NASD filing fee, legal and accounting fees and expenses and an advance on Maxim’s non-accountable expense allowance. The Registrant intends to reimburse the sponsors for such advances upon the completion of the offering, and therefore, such repayment will have no impact on the gross proceeds or offering expenses or on the funds placed in the trust account.

Accordingly, the inclusion of the loan repayment as a line item would appear to cause double counting of certain offering expenses, and therefore, the Registrant does not believe that its inclusion would be appropriate. The Registrant believes that the current table presentation provides the most clarity to the reader of the registration statement. The Registrant has also reviewed other S-1 filings of structured blank check companies, which had loans from sponsors payable at closing and the Registrant believes that its presentation is consistent with such other offerings.

Ms. Michele Anderson
December 8, 2006

If you have any additional questions regarding any of our responses or the revised Registration Statement, please contact the undersigned at (212) 940-6690 or Howard S. Jacobs at (212) 940-8505.

Sincerely,

/s/ Wendy K. Modlin

Wendy K. Modlin

Enclosures
cc:	Paul Fischer
Andrew Scott
LM Singh
Suresh Rajpal
Thomas Del Bosco
Patricia A. Baldowski
Howard S. Jacobs, Esq.
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Adam S. Mimeles, Esq.